Exhibit 99.26

March 5, 2020

Cincinnati Bell Inc.

221 East Fourth Street

Cincinnati, Ohio 45202

Attention:   Board of Directors

Re:          Fourth Amended Binding Offer Letter

Dear Sirs and Madams:

Reference is made to our binding offer to acquire Cincinnati Bell Inc. (the “Company”) dated February 27, 2020, our subsequent binding offer dated March 2, 2020 (the “March 2 Amended Offer”), our March 3, 2020 letter amending the March 2 Amended Offer and our subsequent binding offer dated March 4, 2020 (the “March 4 Amended Offer”). This letter amends the March 4 Amended Offer.

We are pleased to amend our bid with an increase of our offer price to $15.50 from $14.50 per share. You will see that as well as delivering an increased offer, we have continued to keep the Company Termination Fee at $7.5 million, which we believe is in the best interest of your shareholders. Other than the merger consideration, this letter does not amend or modify any other material term of the March 4 Amended Offer.

The undersigned are currently indirectly wholly-owned subsidiaries of MIP V (FCC) AIV, L.P. (“MIP V”), a fund managed by Macquarie Infrastructure and Real Assets Inc. (“MIRA”).  MIRA is in turn a division of the Macquarie Group. In addition to our equity commitment from MIP V, we have obtained binding equity commitments from Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., funds managed by the Private Equity Group of Ares Management Corporation (NYSE:  ARES).

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, we hereby amend the March 4 Amended Offer, upon the terms and conditions reflected herein and in the documents attached hereto (as so amended, the “Offer”).  Please find attached hereto (1) an Agreement and Plan of Merger (the “Merger Agreement”) setting forth the definitive terms of the proposed merger by and among Red Fiber Parent LLC (“Parent”), RF Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Parent, and the Company, duly executed on behalf of Parent and Merger Sub, (2) the Company Disclosure Letter and the Parent Disclosure Letter (each as defined in the Merger Agreement and, together, the “Disclosure Letters”), (3) the Guarantees (as defined in the Merger Agreement) and (4) the Equity Funding Letters and the Debt Commitment Letters (each as defined in the Merger Agreement and, together, the “Financing Letters”). The Merger Agreement, the Disclosure Letters, the Guarantees and the Financing Letters are collectively referred to herein as the “Transaction Documents.”

The execution and delivery of this Offer and the Merger Agreement by Parent and Merger Sub to the Company and the delivery by Parent and Merger Sub of the other Transaction Documents attached hereto constitute a binding irrevocable offer by Parent and Merger Sub to acquire the Company on the terms and subject to the conditions set forth in the Merger Agreement and the other Transaction Documents and acceptance of the Company Disclosure Letter, in each case in the form of such documents as attached hereto.

None of Parent or Merger Sub shall have the right to withdraw this Offer or terminate, amend or otherwise modify the executed Transaction Documents attached hereto; provided, however, that this Offer shall be automatically withdrawn and revoked with no further action required by the Company, Parent or Merger Sub and the executed Merger Agreement, Financing Letters and Guarantees shall be deemed null and void (such withdrawal and revocation, an “Offer Termination”) on the earliest to occur of:

(a)                                 the time at which the Company notifies Parent in writing that it is not accepting the Offer; and

(b)                                 11:59 p.m. New York time on March 13, 2020, if the Company has not delivered to Parent an executed signature page to the Merger Agreement submitted with this Offer by such time.

The Company can accept this Offer at any time prior to the occurrence of an Offer Termination by delivering an executed signature page to the Merger Agreement, and the Merger Agreement shall be dated as of the date of such acceptance, provided that the following conditions (the “Offer Acceptance Conditions”) shall have been satisfied: (i) the Agreement and Plan of Merger, dated as of December 21, 2020, by and among the Company, Charlie AcquireCo Inc. and Charlie Merger Sub Inc. (the “Brookfield Merger Agreement”) shall have been terminated in accordance with its terms and (ii) the Company shall have delivered to Parent and Merger Sub an executed certification in the form attached hereto as Exhibit A (the “Brookfield Termination Notice Certification”).  The executed signature page to the Merger Agreement and the executed Brookfield Termination Notice Certification shall be delivered to Parent and Merger Sub in accordance with Section 9.02 of the Merger Agreement.

In no event may this Offer be accepted at any time after the Offer Termination or if any of the Offer Acceptance Conditions shall not be satisfied at the time this Offer is sought to be accepted.  Upon an Offer Termination, the Merger Agreement, Parent Disclosure Letter, Financing Letters and Guarantees shall be returned to Parent and be deemed null and void.

The provisions of Article IX of the Merger Agreement are incorporated by reference herein mutatis mutandis and this Offer and our other agreements set forth herein shall be governed by and construed in accordance with such provisions.

*****

Very truly yours,

RED FIBER PARENT LLC

By:	/s/ Karl Kuchel
Name: Karl Kuchel
Title: Chief Executive Officer

By:	/s/ Anton Moldan
Name: Anton Moldan
Title: Vice President

RF MERGER SUB INC.

By:	/s/ Karl Kuchel
Name: Karl Kuchel
Title: Chief Executive Officer

By:	/s/ Anton Moldan
Name: Anton Moldan
Title: Vice President

[Signature page to Offer Letter]